UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number)

Scott L. Bok

c/o Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

with a copy to:

Harold J. Rodriguez, Jr.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address and telephone number of person authorized to receive notices and communications)

August 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 10

1	Names of Reporting Persons Scott L. Bok
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 90,144
	8	Shared Voting Power 2,081,358
	9	Sole Dispositive Power 90,144
	10	Shared Dispositive Power 2,081,358
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,171,502
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 11.5%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 10

1	Names of Reporting Persons Bok Family Partners, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,082,038
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,082,038
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,082,038
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 10

1	Names of Reporting Persons Bok Family Foundation
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 288,783
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 288,783
11	Aggregate Amount Beneficially Owned by Each Reporting Person 288,783
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 4 of 10

1	Names of Reporting Persons Scott L. Bok November 2018 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 267,958
	8	Shared Voting Power None
	9	Sole Dispositive Power 267,958
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 267,958
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.4%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 5 of 10

1	Names of Reporting Persons Scott L. Bok May 2019 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 263,917
	8	Shared Voting Power None
	9	Sole Dispositive Power 263,917
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 263,917
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.4%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 6 of 10

1	Names of Reporting Persons Scott L. Bok March 2020 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 178,662
	8	Shared Voting Power None
	9	Sole Dispositive Power 178,662
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 178,662
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 7 of 10

Explanatory Note

The purpose of this Amendment No. 5 (this “Amendment No. 5”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 10, 2018, as amended on June 26, 2018, November 13, 2018, August 22, 2019 and January 16, 2020 (the “Schedule 13D”) is to reflect an increase in the percentage of the shares of Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons. The increase in the percentage of the Shares beneficially owned by the Reporting Persons since the Schedule 13D was last amended on January 16, 2020 is attributable to (i) Scott L. Bok receiving 90,144 Shares on February 6, 2020 from the settlement of Restricted Stock Units (193,360 vested and 103,216 Shares were withheld to satisfy applicable tax withholding obligations) and (ii) Scott L. Bok’s purchase on the open market of 27,284 Shares on July 28, 2020; 57,383 Shares on July 29, 2020; 63,947 Shares on July 30, 2020; 2,616 Shares on August 20, 2020; 28,745 Shares on August 21, 2020 and 34,600 Shares on August 24, 2020. In addition, this Amendment No. 5 reflects that on March 17, 2020, Scott L. Bok transferred 178,662 Shares from his direct beneficial ownership to that of the Scott L. Bok March 2020 Annuity Trust (the “Intra-Group Transfer”). The Intra- Group Transfer resulted in no change in the aggregate number of Shares beneficially owned by the Reporting Persons. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On July 28, 2020, Scott L. Bok purchased 27,284 Shares through a broker on the open market at a price per share of $10.43. The source of funds for such purchase was personal funds of Scott L. Bok.

On July 29, 2020, Scott L. Bok purchased 57,383 Shares through a broker on the open market at a price per share of $10.94. The source of funds for such purchase was personal funds of Scott L. Bok.

On July 30, 2020, Scott L. Bok purchased 63,947 Shares through a broker on the open market at a price per share of $11.21. The source of funds for such purchase was personal funds of Scott L. Bok.

On August 20, 2020, Scott L. Bok purchased 2,616 Shares through a broker on the open market at a price per share of $11.23. The source of funds for such purchase was personal funds of Scott L. Bok.

On August 21, 2020, Scott L. Bok purchased 28,745 Shares through a broker on the open market at a price per share of $11.07. The source of funds for such purchase was personal funds of Scott L. Bok.

On August 24, 2020, Scott L. Bok purchased 34,600 Shares through a broker on the open market at a price per share of $11.33. The source of funds for such purchase was personal funds of Scott L. Bok.

CUSIP No. 395259104	13D	Page 8 of 10

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

As of March 17, 2020, an additional grantor retained annuity trust of which Scott L. Bok is the sole trustee was added as a Reporting Person.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) See Item 9 on the Cover Pages to this Amendment No. 5. Percentages are based on 18,963,567 Shares outstanding as of August 24, 2020.

As of the date hereof, the Reporting Persons beneficially own 2,171,502 Shares as a group, representing approximately 11.5% of the outstanding Shares.

Scott L. Bok. Scott L. Bok is the direct beneficial owner of 90,144 Shares, representing approximately 0.5% of the outstanding Shares.

Bok Family Partners, L.P. Scott L. Bok controls Bok Family Partners, L.P. Bok Family Partners, L.P. is the direct beneficial owner of 1,082,038 Shares, representing approximately 5.7% of the outstanding Shares.

Bok Family Foundation. Scott L. Bok controls the Bok Family Foundation. The Bok Family Foundation is the direct beneficial owner of 288,783 Shares, representing approximately 1.5% of the outstanding Shares.

Scott L. Bok November 2018 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2018 Annuity Trust. The Scott L. Bok November 2018 Annuity Trust is the direct beneficial owner of 267,958 Shares, representing approximately 1.4% of the outstanding Shares.

Scott L. Bok May 2019 Annuity Trust. Scott L. Bok controls the Scott L. Bok May 2019 Annuity Trust. The Scott L. Bok May 2019 Annuity Trust is the direct beneficial owner of 263,917 Shares, representing approximately 1.4% of the outstanding Shares.

Scott L. Bok March 2020 Annuity Trust. Scott L. Bok controls the Scott L. Bok March 2020 Annuity Trust. The Scott L. Bok March 2020 Annuity Trust is the direct beneficial owner of 178,662 Shares, representing approximately 0.9% of the outstanding Shares.

(b) Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment No. 5.

(ii) Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment No. 5.

(iii) Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment No. 5.

(iv) Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Amendment No. 5.

(c) On July 28, 2020, Scott L. Bok purchased 27,284 Shares through a broker on the open market at a price per share of $10.43.

On July 29, 2020, Scott L. Bok purchased 57,383 Shares through a broker on the open market at a price per share of $10.94.

On July 30, 2020, Scott L. Bok purchased 63,947 Shares through a broker on the open market at a price per share of $11.21.

On August 20, 2020, Scott L. Bok purchased 2,616 Shares through a broker on the open market at a price per share of $11.23.

On August 21, 2020, Scott L. Bok purchased 28,745 Shares through a broker on the open market at a price per share of $11.07.

On August 24, 2020, Scott L. Bok purchased 34,600 Shares through a broker on the open market at a price per share of $11.33.

CUSIP No. 395259104	13D	Page 9 of 10

Except as described in this Item 5(c), there have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The fifth paragraph of Item 6 is hereby amended and restated as follows:

Joinder Agreements. On November 13, 2018, August 21, 2019 and August 25, 2020, Scott L. Bok, in his capacity as trustee of the Scott L. Bok November 2018 Annuity Trust, the Scott L. Bok May 2019 Annuity Trust and the Scott L. Bok March 2020 Annuity Trust, respectively, executed a joinder agreement (each a “Joinder Agreement” and, together, the “Joinder Agreements”) to the Joint Filing Agreement, pursuant to which the Scott L. Bok November 2018 Annuity Trust, the Scott L. Bok May 2019 Annuity Trust and the Scott L. Bok March 2020 Annuity Trust agreed to be bound by the terms and conditions set forth in the Joint Filing Agreement providing for the joint filing on behalf of each of the Reporting Persons of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law. This summary of the Joinder Agreements is qualified in its entirety by reference to the Joinder Agreements, copies of which are attached hereto as Exhibits 4, 6 and 7, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description

7	Joinder Agreement, dated August 25, 2020, to the Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 25, 2020

Scott L. Bok

By:	/s/ Scott L. Bok
Name:	Scott L. Bok

Bok Family Partners, L.P.

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	General Partner

Bok Family Foundation

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2018 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok May 2019 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok March 2020 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description

1	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

2	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 26, 2017).*

3	Joint Filing Agreement, dated January 10, 2018, by and among the Reporting Persons.*

4	Joinder Agreement, dated November 13, 2018, to the Joint Filing Agreement.*

5	Greenhill & Co., Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 20, 2019).*

6	Joinder Agreement, dated August 21, 2019, to the Joint Filing Agreement.*

7	Joinder Agreement, dated August 25, 2020, to the Joint Filing Agreement.

*	Previously filed.